FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated September 24, 2013

TRANSLATION

Autonomous City of Buenos Aires, September 24, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: YPF S.A. signs an agreement for the development of unconventional gas in the province of Neuquén.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, and in continuation with our prior communication dated March 26 of this year, please be advised that YPF S.A. (hereinafter “YPF”), Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”) on September 23 of this year.

The Agreement contemplates an expenditure by both parties of up to 188 million dollars which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, of which Dow will provide up to 120 million dollars by means of a convertible financing of a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

If Dow exercises the conversion option, YPF would contribute 50% of its participation in the “El Orejano” area, which comprises a total area of 45 km2 (11,090 acres) in the Province of Neuquén (see Annex I), and a 50% equity interest in a joint venture to be formed for the exploitation of this area. If Dow does not exercise the option, the parties have agreed to the conditions whereby the financing would be repaid, over a term of five years. The Agreement facilitates the development of the first shale gas pilot project in Argentina.

                            In March of this year, YPF started up in the “El Orejano” area its first shale gas well from Vaca Muerta, the production of which YPF turned over to the central system.

Yours faithfully,

Gabriel E. Abalos

Market Relations Officer

YPF S.A.

YPF S.A.
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina

TRANSLATION
Annex I

LEGEND:
Gas Pipeline
Oil Pipeline
Routes
Oil to Gas Transition
YPF Operates
Other Blocks
MENDOZA PROVINCE
NEUQUÉN PROVINCE
LA ESCALONADA
BAJO DEL CHOIQUE
LAS MANADAS (CALANDRIA MORA)
PAMPA DE LAS YEGUAS I
RINCON DE LA CENIZA
PARVA NEGRA
SAN ROQUE
PAMPA DE LAS YEGUAS II
EL OREJANO
SIERRA CHATA
BAJADA DE AÑELO
BANDURRIA
AGUADA DE LA ARENA
AGUADA PICHANA
69°25'0"W
69°20'0"W
69°15'0"W
69°10'0"W
69°5'0"W
69°0'0"W
2.470.000
2.480.000
2.490.000
2.500.000
5.830.000
5.820.000
5.810.000
5.800.000
5.790.000
5.780.000
37°45'0"S
37°50'0"S
37°55'0"S
38°0'0"S
38°5'0"S
38°10'0"S

YPF S.A.
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 24, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer